Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 5, 2004; March 22, 2005 as to the effects of the restatement described in Note 2, (which report expresses an unqualified opinion and includes explanatory paragraphs related to substantial doubt as to the Company’s ability to continue as a going concern and the restatement described in Note 2) relating to the financial statements of AirNet Communications Corporation appearing in the Annual Report on Form 10-K of Airnet Communications Corporation for the year ended December 31, 2004 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Orlando, Florida

January 23, 2006